ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 22, 2017

Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 105

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Trust’s Post-Effective Amendment No. 105 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 20, 2017, in connection with the registration of Class P and Institutional Class shares of AllianzGI Real Estate Debt Fund (the “Fund”), a new series of the Registrant. We received comments from your colleague, Keith Gregory, regarding the 485(a) Amendment via telephone on May 31, 2017. Summaries of these comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 120 (the “485(b) Amendment”) to the Trust’s Registration Statement, to be filed with an effective date of December 22, 2017 pursuant to Rule 485(b) under the Securities Act. Capitalized terms used herein but not defined have the meanings given in the 485(b) Amendment.

The 485(a) Amendment originally had an anticipated effective date of July 5, 2017, but it has been the subject of a series of delaying amendments. Most recently, delaying amendments were filed on November 30, 2017 (Post-Effective Amendment No. 117) and December 18, 2017 (Post-Effective Amendment No. 119), the latter of which specified an effective date of December 22, 2017.

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from the 485(a) Amendment or placed in brackets, including ticker symbols.

Response: The Trust confirms that the 485(b) Amendment will include all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Prospectus

Fund Summary—Fees and Expenses of the Fund

2.	Comment: The Staff notes that the Fund’s Annual Fund Operating Expenses table includes a footnote that states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response: The Trust confirms that the Fund’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes, further, that the referenced footnote accurately describes the related expense limitation agreement. The Trust will monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against the expense cap in effect at the time of such monitoring. A clarifying change was made to the referenced disclosure in a Registration Statement amendment filed by the Trust in 2016, in response to a similar Staff comment, in order to minimize any potential for confusion over the standard applied when recouping under the expense limitation agreement.

Fund Summary—Principal Investment Strategies

3.	Comment: The Staff notes that the strategy language includes the following: “The Fund invests primarily in North American and European commercial mortgage-backed securities that the portfolio managers believe are underpriced relative to the value of the underlying collateral assets.” In the Fund’s Item 9 strategy discussion, please explain what is meant by this disclosure.

Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund invests ~~primarily~~ a significant portion of its assets in North American and European commercial mortgage-backed securities (“CMBS”) ~~that the portfolio managers believe are underpriced relative to the value of the underlying collateral assets~~.

4.	Comment: In the Item 4 strategy disclosure, please briefly explain what commercial mortgage-backed securities are, including a description of the underlying assets.

Response: The below sentence has been added to both the Item 4 and Item 9 strategy disclosure:

CMBS are securities that reflect an interest in, and are secured by, mortgage loans on commercial real property, and the underlying assets for CMBS in which the Fund invests may include, for example, offices, industrial properties, multi-family housing, hotels and retail commercial properties such as shopping centers and storage facilities.

5.	Comment: If derivatives may be taken into account in assessing compliance with the Fund’s 80% test under Rule 35d-1 (the “Rule 35d-1 Policy”) under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), please describe how derivatives are included or counted for purposes of the Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used for purposes of a fund’s Rule 35d-1 Policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, under such a rigid interpretation (which the Trust is not adopting), a fund with “debt” in its name that invests 90% of its assets in fixed-income securities, but hedges out all of its debt market exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to fixed-income investments. Among other purposes, the Fund may use derivatives to obtain economic exposures that replicate investments in fixed income instruments, and the Fund will carry out its Rule 35d-1 analysis accordingly.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. The Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Fund’s investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

6.	Comment: The Staff notes that the Fund’s strategy disclosure includes language stating that the Fund may invest in debt and equity securities, including preferred shares, issued by REITs. To the extent investments in REITs create exposure to subprime mortgages, please add corresponding strategy and risk disclosure.

Response: The Trust confirms that the Fund’s investment in REITs are not expected to create material exposure to subprime mortgages.

7.	Comment: Please add disclosure explaining the risks of investing in debt and equity securities, including preferred shares, issued by REITs, rather than only the risks of investing in REITs more generally.

Response: The Fund will not invest in REIT equities, or in preferred shares issued by REITs, as a principal investment strategy. The Fund’s strategy disclosure has been revised to remove references to these securities. The Fund may invest in debt securities of REITs in connection with its principal investment strategies. However, the Trust respectfully submits that the Fund’s existing risk disclosure adequately addresses the risks associated with debt securities issued by REITs. The Fund’s Item 4 and Item 9 disclosure each include disclosure regarding “REIT and Real Estate-Related Investment Risk,” “Fixed Income Risk,” “Interest Rate Risk,” “Call Risk,” “Confidential Information Access Risk,” “Credit and Counterparty Risk,” “High Yield Risk” and “Issuer Risk,” which collectively describe the relevant risks associated with REIT debt securities and are sufficiently responsive to the requirements of Form N-1A.

8.	Comment: The Fund’s strategy disclosure states that “portfolio managers consider selling securities once they no longer satisfy key value or other investment criteria.” Please revise this disclosure to provide further clarity and specificity.

Response: The Trust has removed the referenced disclosure and has replaced it with a more complete discussion of sell discipline, as reproduced below:

The portfolio managers may consider selling a particular security if they anticipate a deterioration in credit quality in the sector, jurisdiction or specific issuer and/or security, if they perceive a decline in relative attractiveness as compared to other issuers or securities or they identify material changes in the factors underlying the original reasons for purchase.

9.	Comment: The Fund’s strategy disclosure describes investments in “Core” and “Opportunistic” holding components. Please revise this disclosure to further describe and explain the rationale underlying each component. Please also discuss why the allocation of the Fund’s portfolio between Core and Opportunistic holdings may vary and explain which of the Fund’s exposures could increase or decrease when the portfolio is repositioned.

Response: The relevant disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund’s portfolio includes a “Core” holdings component and an “Opportunistic” holdings component. The Fund’s Core holdings generally ~~consist of CMBS of shorter duration (averaging one to three years for the portfolio as a whole, under normal conditions)~~ reflect a long-term investment view with respect to particular asset types, consist of real estate-related securities, including CMBS, and will ordinarily comprise at least ~~50~~70% of the Fund’s assets. The Fund’s Opportunistic holdings generally reflect short-term, tactical investment decisions, and may consist of real estate-related assets other than Core holdings, as well as securities that are not real estate-related, such as debt and equity securities of issuers that are principally engaged in industries other than real estate. The specific asset classes, sectors and securities that the portfolio managers consider to be “Core” or “Opportunistic” may vary over time, depending on market conditions, the Manager’s long-term investment views, and other factors. The Fund will ~~not~~ ordinarily not invest more than ~~20~~30% of its assets in Opportunistic ~~securities that are not real-estate related. The~~ holdings, though the allocation of the Fund’s portfolio ~~as between Core and~~ to Opportunistic holdings may ~~vary considerably over time.~~ fluctuate frequently within this 0% to 30% range, depending on market conditions, investment decisions and techniques of the Fund’s management, and other factors.

10.	Comment: Please disclose the percentage of the Fund’s assets that are expected to be invested in the Opportunistic component.

Response: Please see the Trust’s response to comment 9 above.

11.	Comment: Please describe the securities that may be included in the Fund’s Opportunistic holdings that are not real estate-related, including any special risk factors relating to those securities.

Response: The Fund’s Opportunistic holdings that are not real estate-related may include debt and equity securities of issuers that are principally engaged in industries other than real estate. As detailed in the response to comment 9, the Fund’s Opportunistic holdings differ from the Fund’s Core holdings primarily in that they are selected based on different criteria. The Trust has added “Equity Securities Risk” to the Fund’s Item 4 and Item 9 risk disclosures. The Trust also notes that the “Characteristics and Risks of Securities and Investment Techniques” section of the Prospectus contains additional risk disclosures about securities in which the Fund may invest.

12.	Comment: The Staff notes that the Fund Summary includes the following:

The Fund applies a global approach that allows for a broad and unbiased understanding of opportunities within global fixed income and real estate. The portfolio managers’ top down analysis shapes the Fund’s strategy and geographic allocations while a rigorous bottom-up approach, involving property and loan-level collateral analysis, stress testing, cash flow and structural analysis, provides a robust foundation for security selection.

Please consider revising this disclosure and the corresponding language in the Fund’s Item 9 strategy description to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The relevant disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund ~~applies~~ will ordinarily maintain a diversified portfolio. The portfolio managers seek to apply a global approach that ~~allows for~~ adopts a broad and unbiased ~~understanding of~~ outlook with respect to opportunities ~~within~~ in global fixed income and real estate. ~~The portfolio managers’ top down analysis shapes~~ In building the Fund’s strategy and the geographic allocations~~, while~~ of its investments, the portfolio managers apply a top-down analysis of broader economic and market themes. At the same time, the Fund’s investments in specific instruments are guided by a rigorous bottom-up approach, involving property and loan-level collateral analysis, stress testing, cash flow and structural analysis~~, provides a robust foundation for security selection~~.

13.	Comment: Please disclose the lowest credit rating of any instrument in which the Fund may invest. Please also disclose, if applicable, the percentage of the Fund’s assets that may be invested in junk bonds.

Response: The Fund’s revised strategy language includes disclosure responsive to this comment, as shown below (new language denoted by underline and deletions by ~~strikethrough~~):

~~The~~ While the Fund retains the flexibility to invest in individual securities whose durations or credit ratings are outside the normal target range for the portfolio as a whole, the Fund will normally invest less than 20% of its net assets in securities rated below investment grade or unrated and determined to be of similar quality (“high-yield securities” or “junk bonds”) and generally will not invest in securities rated CCC or below by S&P (or the equivalent if rated by another agency or if unrated).

14.	Comment: Please include disclosure stating that the Fund will invest no more than 15% of its net assets in below investment grade CMBS. If the Fund intends to invest a greater proportion of its assets in such securities, then please supplementally explain why such an investment strategy is appropriate for an open-end fund.

Response: The Fund will assess the liquidity of CMBS on a case-by-case basis. The Fund is not subject to a specific percentage limitation on investments in below investment grade CMBS. As disclosed under “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities,” the Fund may invest in securities that are illiquid only so long as no more than 15% of the net assets of the Fund (taken at market value at the time of investment) would be invested in such securities.

15.	Comment: Please add disclosure under “Principal Risks” to address the risks associated with the Fund’s non-diversification. See instruction (iv) under Item 4(b)(1) under Form N-1A.

Response: The Fund Summary and the Item 9 strategy disclosure have been revised to indicate that the Fund is diversified.

16.	Comment: Please revise the strategy disclosure to describe the Fund’s policy to concentrate in the real estate-related sector.

Response: The Trust has added the below sentence to the strategy disclosure:

The Fund expects to concentrate its investments in the real estate-related sector (which the Fund considers to include issuers of real estate-related securities), meaning that the Fund has adopted a fundamental policy (which may not be changed without shareholder approval) to invest more than 25% of its total assets in the real estate-related sector, increasing the Fund’s exposure to the risks associated with that sector.

17.	Comment: The Fund’s strategy disclosure indicates that it “may” utilize an extensive list of derivatives instruments to achieve its investment objective. As indicated by prior Staff guidance, please disclose only those derivatives that the Fund will actually use as part of a principal investment strategy, including the specific purposes of those derivatives and risk disclosure that describes the risks of the derivatives to be used. Please confirm that the Trust has considered the Staff’s August 2013 IM Guidance Update (No. 2013-05), which sets forth the Staff’s observations about this issue, and the relevant observations of the Staff set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Fund’s use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Fund.

The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its August 2013 IM Guidance Update (No. 2013-05) and in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Fund may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

18.	Comment: The Fund’s strategy disclosure indicates that the Fund may invest in credit default swaps. If the Fund will write credit default swaps, please add disclosure stating that when the Fund does so, it will segregate assets equivalent to the full notional value of each credit default swap to cover its obligation.

Response: The Fund respectfully submits that the Registration Statement already includes the requested disclosure. The “Investment Objectives and Policies—Derivative Instruments—Swap Agreements” section of the SAI includes the following:

In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or “earmark” cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

Please also see the Trust’s response to comment 41 below.

Summary of Principal Risks

19.	Comment: Please consider including the following risk factors in the principal risk disclosure: (i) CMBS risk; (ii) country risk, including disclosure specifically addressing the risks of investing in the United States, Canada, Europe and the United Kingdom; (iii) preferred stock risk; and (iv), if applicable, risks associated with Rule 144A securities and loans, including variable and floating rate securities.

Response: The Trust has added the below paragraph to the “Mortgage-Related and Other Asset-Backed Risk” to provide further detail on the risk associated with CMBS:

Commercial mortgage-backed securities. CMBS are associated with the risks generally applicable to debt securities and mortgage-related and other asset-backed securities, as well as certain additional risks. CMBS depend on cash flows generated by underlying mortgage loans on commercial real property, and can be significantly affected by changes in interest rates, the availability of real estate financing, the creditworthiness of the originators of the underlying assets, the value of underlying real estate assets and trends in commercial real estate markets generally. If borrowers are not able or willing to make loan payments, payments on the related CMBS will likely be adversely affected. Additionally, CMBS may be less liquid and exhibit greater price volatility than other types of mortgage-related or other asset-backed securities. Subordinated classes of CMBS involve greater credit risk, interest rate risk, and prepayment risk, tend to be less liquid and may be more difficult to value than classes of CMBS that are not subordinated.

The Trust respectfully submits that further enhancements to its risk disclosure are not necessary. The Trust notes that the Prospectus already identifies “Non-U.S. Investment Risk” as a principal risk. The Fund’s potential investments in preferred stock, Rule 144A securities and loans do not necessitate additional principal risk disclosures specific to those assets.

20.	Comment: The Fund’s principal risk disclosure indicates that it will invest in mortgage-related and asset-backed securities. Please supplementally inform the Staff of the types and amounts of such securities in which the Fund intends to invest. For example, please state the percentage of Fund assets that may be invested in, if applicable, agency and non-agency residential mortgage-backed securities, collateralized loan obligations and collateralized mortgage obligations. Please also disclose the expected credit ratings of any such securities that will be held by the Fund. If applicable, please disclose that the Fund considers mortgage-related and asset-backed securities to be liquid and explain the rationale for such determination.

Response: Asset backed securities held by the Fund will primarily include CMBS and, to a lesser extent, RMBS. While the Fund retains the ability to invest in collateralized loan obligations, collateralized mortgage obligations and other mortgage-related and asset-backed securities, its investments in such securities are not expected to constitute a principal investment strategy. The CMBS included in the Fund’s portfolio are primarily expected to be non-agency securities. The Fund is not subject to credit rating restrictions or guidelines that are specific to categories of mortgage-related and asset-backed securities. As detailed in the Fund’s strategy disclosure, the Fund expects to maintain a portfolio with a weighted average credit rating that is investment grade. Moreover, the Fund will normally invest less than 20% of its net assets in securities rated below investment grade or unrated and determined to be of similar quality, and generally will not invest in securities rated CCC or below by S&P (or the equivalent if rated by another agency or unrated). The Fund makes liquidity determinations regarding its securities on a case-by-case basis.

21.	Comment: The Staff notes that the risk disclosure in the Fund Summary is extremely brief. To assist in investor understanding of the Fund’s risks, please provide additional disclosure that incorporates some of the information included in the Item 9 risk disclosure in the “Principal Risks” section of the Fund Summary. For example, in “Credit and Counterparty Risk,” please include the effects of downgrade. In “Derivatives Risk,” please explain that investment in derivatives could result in a loss of more than the principal amount invested, has the potential for unlimited loss, involves the risk of mispricing or improper valuation and involves the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.

Response: The Trust respectfully submits that the Fund Summary clearly indicates the number and nature of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that the existing disclosure, which includes a brief description of each of the principal risks, provides sufficient detail to accurately portray the risk created by the Fund’s investments. The Trust also believes the current form is helpful to investors because it highlights the most significant principal risks of investing in the Fund without giving investors a false impression that the Fund Summary provides enough information to fully understand the complete risk profile of the Fund. Therefore, the Trust declines to make the requested change.

22.	Comment: The Staff notes that “Confidential Information Access Risk” includes a reference to “issuers of senior loans, other bank loans and related investments.” Please revise this disclosure to clarify the types of “other bank loans” to which this principal risk applies. If such loans are part of a principal investment strategy, please include them in the “Principal Investment Strategies” disclosure.

Response: “Confidential Information Access Risk” may apply to any type of bank loan whose issuer has also issued publicly traded securities. Accordingly, the Trust believes that the broad references to bank loans included in its description of “Confidential Information Access Risk” are appropriate. Supplementally, the Trust notes that the “Characteristics and Risks of Securities and Investment Techniques—Senior and Other

Bank Loans” in the Prospectus makes clear the range of bank loan instruments in which the Fund may invest:

The Fund may invest in fixed- and floating-rate loans where a bank or other financial institution is the primary lender or agent, including loans made to or issued by U.S. or non-U.S. banks or other corporations, delayed funding loans and revolving credit facilities.

The Trust confirms that investments in senior and other bank loans are not a principal investment of the Fund, and therefore the Fund does not need to revise its Item 4 disclosure in response to this comment.

23.	Comment: The Staff notes that “Turnover Risk” is included as a principal risk. If applicable, please add a statement to the effect that the Fund may engage in active and frequent trading to the Fund’s strategy disclosure. See instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Trust notes that Item 3 of Form N-1A requires the Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all funds, regardless of whether a fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

24.	Comment: Please supplementally inform the Staff which broad-based securities market index the Fund intends to use as its primary benchmark.

Response: The Fund intends to use the ICE BofAML US Treasury Bill 0-3 Month Index as its primary benchmark.

25.	Comment: With respect to “Summary of Principal Risks—Confidential Information Access Risk,” please supplementally inform the Staff of what policies and procedures, if any, the Fund’s investment adviser maintains to ensure that any confidential information received by portfolio managers or analysts of the Fund related to the issuers of senior loans, other bank loans and related investments is not used improperly.

Response: In accordance with Rule 38a-1 under the 1940 Act, the Fund maintains compliance policies and procedures reasonably designed to prevent violations of federal securities laws by the Fund, and likewise oversees the compliance program of AllianzGI U.S. In accordance with Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended, AllianzGI U.S. has also adopted compliance policies and procedures reasonably designed to prevent violations by AllianzGI U.S. and its supervised persons of the Advisers Act. AllianzGI U.S. maintains compliance policies and procedures related specifically to insider trading and the management of confidential and proprietary information, among others. The codes of ethics of both the Fund and AllianzGI U.S. also both address insider trading.

As disclosed in the Registration Statement, in managing the Fund, AllianzGI U.S. will normally seek to avoid the receipt by portfolio managers or analysts of the Fund of confidential information related to the issuers of senior loans, other bank loans and related investments. In the event that its portfolio managers or analysts receive such information about loans that may be held in the Fund’s portfolio, AllianzGI U.S.’s policies and procedures limit, to the extent required by applicable law, its ability to trade in these loans. The Trust believes that the policies and procedures maintained by AllianzGI U.S. regarding the possible receipt of confidential information related to loan issuers are reasonably designed to prevent violations of the Fund’s investment guidelines, policies and restrictions, and to ensure that such information is not used improperly.

Prior Related Performance Information

26.	Comment: Please confirm that the institutional accounts that form the Composite were managed by virtually all of the same investment professionals at AllianzGI U.S. or its affiliates as the Fund, consistent with Staff guidance, including GE Funds, SEC Staff No-Action Letter (publicly available February 7, 1997).

Response: The Trust confirms that the investment professionals responsible for managing the accounts underlying the Composite are the same as those responsible for managing the Fund.

27.	Comment: In the second paragraph under “Prior Related Performance Information,” for accuracy and consistency in the definition of the term “Composite,” please replace “similar investment mandate, objective or strategy” with “similar investment objectives, policies and strategies.”

Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The data for the Composite (~~defined as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy”~~ including all accounts with similar investment objectives, policies and strategies to those of the Fund) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers and affiliates in managing all substantially similar accounts as measured against specified market indices and does not represent the performance of the Fund.

28.	Comment: The Staff notes the following language in the Fund’s “Prior Related Performance” disclosure: “For GIPS purposes, AllianzGI U.S. is defined and held out to the public as the investment management and advisory services provided by AllianzGI U.S.; excluding (1) administrative and/or sub adviser oversight services, and (2) separately managed account (wrap) services.” Please supplementally explain the reasons for the two exclusions, including whether any accounts substantially similar to the Fund are excluded from the Composite due to the exclusion of these services from the definition of AllianzGI U.S.

Response: The Trust supplementally notes that the services referenced in the excerpted disclosure are fundamentally different from, and not comparable to, the discretionary asset management services that the Fund’s adviser, Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), provides to the Fund. The Trust notes, moreover, that the exclusion of these services is compliant with GIPS standards and consistent with Staff guidance regarding the presentation of prior related performance information. The Trust confirms that no accounts substantially similar to the Fund are excluded from the Composite due to the exclusion of these services.

29.	Comment: Please revise the relevant disclosure to indicate that “net of fees” returns are net of all actual fees and expenses of the accounts in the Composite, including sales loads, if any.

Response: The relevant disclosure has been revised as follows (new language denoted by underline):

“Net of Fees” figures are net of all actual fees and reflect the deduction of investment advisory fees and for certain discretionary institutional accounts managed outside of the United States, may also reflect the deduction of other fees, including, without limitation, custodial fees.

30.	Comment: The “Prior Related Performance” disclosure indicates that some accounts underlying the Composite are denominated in currencies other than U.S. dollars. Please disclose what currencies these accounts are denominated in and disclose that currency conversions affected reported performance.

Response: Upon review, the Trust has determined that the performance results underlying each account included in the Composite are U.S. dollar-denominated. No currency conversions were necessary to compute the Composite’s returns. The “Prior Related Performance Information” disclosure has been revised to remove the following sentence: “The Composite performance information is calculated on the basis of the returns of underlying accounts expressed in U.S. dollars; to the extent that accounts underlying the Composite are denominated in currencies other than U.S. dollars, the returns of those accounts have been converted to U.S. dollars as of each reference date, prior to factoring those accounts into the Composite performance.”

31.	Comment: The Staff notes the following language in the fifth paragraph under the “Prior Related Performance Information” section: “The discretionary institutional accounts that are included in the Composite may be subject to lower expenses than the Fund….” Please revise this sentence to affirmatively state that the accounts included in the Composite were subject to lower expenses than the Fund.

Response: “May” is used in the referenced disclosure to put investors on notice that the Fund may be subject to higher fees than certain accounts included in the Composite. At least one account included in the Composite was subject to lower overall fees than the Fund. The Trust confirms that the disclosure is accurate as written.

32.	Comment: Please revise the last sentence of the same paragraph to affirmatively state that the performance results for the Composite “would have been less favorable” (not “may have been less favorable”) had they been subject to the same expenses as the Fund or had they been regulated as investment companies under the federal securities laws.

Response: The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The discretionary institutional accounts that are included in the Composite may be subject to lower expenses than the Fund and are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940 or Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). ~~Consequently,~~ To the extent that accounts included in the Composite were subject to lower expenses than the Fund, due to lighter regulatory burdens or for other reasons, the performance results for the Composite may have been less favorable had ~~they~~ such accounts been subject to the same expenses as the Fund or had they been regulated as investment companies under the federal securities laws.

Classes of Shares—Institutional Class and Class P Shares

33.	Comment: The Staff notes that in the first sentence of the section titled “How to Buy and Sell Shares—Other Redemption Information” on page 28 of the Prospectus, the Fund indicates that it may take up to seven calendar days to wire redemption proceeds to an investor’s bank address. Please supplementally explain why it may take seven days for this process.

Response: The 1940 Act generally requires funds to pay proceeds to redeeming shareholders within seven days. The referenced disclosure is intended to put investors on notice that the longest time period that the fund may take to process a redemption is seven days. Disclosure of this type is standard in the mutual fund industry. As disclosed under “How to Buy and Sell Shares—Timing of Redemption Payments,” the Fund does not expect the wiring of redemption proceeds to take this long under typical circumstances.

34.	Comment: Disclosure in the same section also indicates that redemption proceeds will be wired to the investor’s bank address within three business days after the redemption request. However, later disclosure on page 29 of the Prospectus indicates that redemption proceeds made pursuant to wire transfers will be made on the next business day following the redemption date. Please revise this disclosure to address the inconsistency.

Response: The Trust has removed the “Other Redemption Information” paragraph under the “How to Buy and Sell Shares—Selling Shares—Institutional Class and Class P Shares—Redemptions of Shares Held Directly with the Trust” sub-section that had begun on page 28 of the Prospectus and the fourth and fifth paragraphs under “How to Buy and Sell Shares—Other Redemption Information” and has replaced them with a more complete discussion of redemption payment timing in the new sub-section “How to Buy and Sell Shares—Timing of Redemption Payments” reproduced below:

Payment of redemption proceeds will ordinarily be made on the next business day after the redemption request regardless of the method of payment (e.g. , payment by check, wire or electronic transfer (ACH)), but may take up to seven calendar days. The Trust may suspend the right of redemption or postpone the payment date at times when the New York Stock Exchange is closed or during certain other periods as permitted under the federal securities laws. In cases where shares have recently been purchased directly from the Trust by personal check, redemption proceeds may be withheld until the check has been collected, which may take up to 15 days.

Comments Related to Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) (the “Release”)

35.	Comment: Under “How to Buy and Sell Shares—Other Redemption Information,” please clarify the number of days in which the Fund typically expects to pay redemption proceeds to redeeming shareholders for all methods of payment other than those already disclosed, if applicable. See page 289 of the Release and Item 11(c)(7) of Form N-1A.

Response: Please see the Trust’s response to comment 34 above.

36.	Comment: Please add disclosure responsive to Item 11(c)(8) of Form N-1A. For example, please include disclosure describing how the Fund will meet redemption requests under normal circumstances, such as through cash on hand, cash equivalents or sales of portfolio securities. If the Fund plans to meet redemption requests through the sale of portfolio securities, please disclose whether it would typically sell its most liquid assets first or a pro-rata share of it holdings. Please state whether or not the Fund has a line of credit or the ability to engage in interfund lending. If it does, please disclose whether it will generally use such line of credit or interfund lending facilities to meet redemption requests only if cash on hand or cash equivalents are not sufficient to meet redemption requests or if sales of portfolio assets would disadvantage the Fund as a whole. See generally the Release at sections 3(B)(2)(c) and 3(L)(1)(b) and at page 448.

Response: The Trust has made several revisions to its redemption-related disclosures in response to the recently implemented updates to Form N-1A. It has deleted the fourth and fifth paragraphs under “How to Buy and Sell Shares—Other Redemption Information” and replaced them in their entirety with the following:

Timing of Redemption Payments

Payment of redemption proceeds will ordinarily be made on the next business day after the redemption request regardless of the method of payment (e.g. , payment by check, wire or electronic transfer (ACH)), but may take up to seven calendar days. The Trust may suspend the right of redemption or postpone the payment date at times when the New York Stock Exchange is closed or during certain other periods as permitted under the federal securities laws. In cases where shares have recently been purchased directly from the Trust by personal check, redemption proceeds may be withheld until the check has been collected, which may take up to 15 days.

How the Trust Raises Redemption Proceeds

Under normal conditions, the Trust expects to meet redemption requests for the Fund’s shares by using cash or cash equivalents in the Fund’s portfolio, selling the Fund’s portfolio assets to generate cash, accessing overdraft protection available to the Trust pursuant to the Trust’s agreement with its custodian, drawing on the Trust’s line of credit, engaging in interfund lending or by distributing the Fund’s portfolio assets in-kind. The Trust expects to select the method of meeting redemptions on a case-by-case basis, depending on the then-current circumstances and market conditions. As described below under “Redemptions in Kind,” the Trust has agreed to redeem Fund shares in cash up to the lesser of $250,000 or 1% of the Fund’s net assets during any 90-day period for any one shareholder. Additional redemptions may be paid through in-kind transfers of securities. The Fund selects securities to sell to generate liquidity on the basis of a range of criteria, including, without limitation, liquidity, the Fund’s then-current portfolio composition and/or the portfolio managers’ outlook for specific securities or the market as a whole. In the event the Fund elects to distribute securities in-kind to meet the redemption request, the Fund will distribute a pro rata slice of the Fund’s portfolio securities, subject to certain limitations including odd-lot amounts of securities and restrictions imposed by the shareholder.

The Trust may be more likely to deem in-kind transfers necessary and appropriate, and may also be more likely to draw on its line of credit or engage in interfund lending, during times of deteriorating market conditions or market stress, or when the Fund’s portfolio has increased exposure to less liquid securities. The Fund’s ability to redeem in-kind may be more limited with respect to securities that are subject to transfer restrictions.

37.	Comment: Please consider adding disclosure with respect to in-kind redemptions indicating whether redemptions in-kind will be pro rata slices of the Fund’s portfolio, individual securities or a representative basket of securities. Please also consider including disclosure explaining why and whether the Fund may be practicably limited in its ability to redeem its shares in-kind. See the Release at page 294.

Response: Please see the Trust’s response to comment 36 above.

38.	Comment: The Prospectus includes the following on page 29: “In all cases, the Fund may take up to seven days to remit redemption proceeds following a Redemption Date.” Please clarify whether this disclosure is intended to mean that payment of redemption proceeds may take longer than the number of days that the Fund typically expects, and may take up to seven days. See section 3(L)(1)(a) of the Release.

Response: The Fund supplementally confirms that the referenced disclosure is intended to put investors on notice that the Fund may take up to seven days to remit payment of redemption proceeds, consistent with the applicable provisions of the 1940 Act. As detailed in its response to comment 34 above, the Trust expects to satisfy redemption requests within shorter timeframes under typical circumstances.

Characteristics and Risks of Securities and Investments

39.	Comment: Due to the inclusion of “Short Sales” in the “Characteristics and Risks of Securities and Investment Techniques” section of the Prospectus, please confirm that the Annual Fund Operating Expenses table in the Fund Summary has been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses table in the Fund Summary has been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales.

Statement of Additional Information

40.	Comment: Please update the disclosure in the SAI in response to Items 17 through 20 of Form N-1A to include information required as of the dates specified in the Form N-1A instructions.

Response: Certain updates to the information provided in response to Items 17 through 20 have been made. Consistent with its past practice, the Trust has declined to update financial and similar information in the 485(b) Amendment, however, on the ground that the 485(b) Amendment updates the Trust’s Registration Statement only with respect to the Fund (which has no financial history and has not previously been publicly offered), and not with respect to other series of the Trust. The Trust filed its annual updating amendment to its Registration Statement pursuant to Rule 485(a) under the Securities Act on November 30, 2017, with an effective date of February 1, 2018. Updated financial and other information pertaining to all series of the Trust will be incorporated into the Registration Statement in connection with the February 1 definitive annual update filing.

41.	Comment: The Staff notes that “Investment Objectives and Policies—Derivatives Instruments—Swap Agreements” in the SAI includes to following: “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” The Staff’s position is that offsetting positions are not appropriate cover for credit default swaps, and that offsetting positions are only permissible as coverage as specified in Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (“Dreyfus”), or in other no- action relief. Please revise the relevant disclosure accordingly.

Response: Per Investment Company Act Release 10666 (April 18, 1979) and its progeny, which include Dreyfus, trading practices involving contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund with a short position in a futures contract could “cover” its obligations by entering into an offsetting transaction whereby it owns the instruments or currency underlying the contract in an amount sufficient to satisfy its obligations thereunder). The Trust believes that a fund may appropriately cover a short CDS position with an offsetting position. The Trust notes, as an example, that a common approach in the industry for effectively closing a short CDS position is to enter into a long CDS position, for instance in situations where the short counterparty is unable or unwilling to facilitate the closing of the position on attractive economic terms. Accordingly, the Trust respectfully declines to revise its disclosure in response to this comment.

42.	Comment: Page 34 of the SAI contains a reference to the “proposed” Rule 22e-4 under the 1940 Act. Please update the disclosure.

Response: The requested change has been made.

43.	Comment: The “Investment Restrictions” section of the SAI includes the below paragraph:

The Real Estate Debt Fund would be deemed to “concentrate” in a particular industry if it invested 25% or more of its total assets in that industry. The industry concentration policy of this Fund does not preclude it from focusing investments in issuers in a group of related industrial sectors.

Within this disclosure, please revise the first sentence to clarify that the Fund intends to concentrate in the real estate-related sector. Please also revise the second sentence to indicate whether the Fund reserves the freedom to concentrate in groups of industries that are outside the real estate-related sector.

Response: The referenced disclosure has been revised as follows (new language denoted by underline):

The Real Estate Debt Fund would be deemed to “concentrate” in a particular industry if it invested 25% or more of its total assets in that industry. Pursuant to fundamental investment policy (1) above, the Real Estate Debt Fund expects to concentrate in the real estate-related sector. The industry concentration policy of this Fund does not preclude it from focusing investments in issuers in a group of related industrial sectors.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt